As filed with the Securities and Exchange Commission on December 31, 2019

Registration No. 333-231724

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

RW Holdings NNN REIT, Inc.
(Exact name of registrant as specified in its charter)

3090 Bristol Street, Suite 550
Costa Mesa, CA 92626
(855) 742-4862

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Aaron A. Halfacre Chief Executive Officer and President RW Holdings NNN REIT, Inc. 3090 Bristol Street, Suite 550 Costa Mesa, CA 92626 (855) 742-4862	With copies to: Shelly Heyduk, Esq. O’Melveny & Myers LLP 610 Newport Center Drive, Suite 1700 Newport Beach, CA 92660 (949) 823-7968
(Name, address, including zip code and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-231724

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (Registration No. 333-231724) of RW Holdings NNN REIT, Inc. is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 36. Financial Statements and Exhibits

(b) Exhibits: The following exhibits are filed as part of this Registration Statement.

Exhibit	Description
3.8
Articles of Amendment and Restatement of RW Holdings NNN REIT, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the SEC on December 31, 2019)

3.9
Amended and Restated Bylaws of RW Holdings NNN REIT, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the SEC on December 31, 2019)

4.8
Registration Rights Agreement by and among RW Holdings NNN REIT, Inc., Rich Uncles NNN REIT Operating Partnership, LP, and Daisho OP Holdings, LLC, dated December 31, 2019 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the SEC on December 31, 2019)

10.10
Second Amended and Restated Agreement of Limited Partnership of RW Holdings NNN Operating Partnership, LP by and among RW Holdings NNN REIT, Inc. and Rich Uncles NNN LP, LLC, dated December 31, 2019 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the SEC on December 31, 2019)

10.11
Restricted Units Award Agreement dated as of December 31, 2019 between RW Holdings NNN Operating Partnership, LP, and Aaron S. Halfacre (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the SEC on December 31, 2019)

10.12
Restricted Units Award Agreement dated as of December 31, 2019 between RW Holdings NNN Operating Partnership, LP, and The Raymond J. Pacini Trust u/a/d 5/3/01, Raymond J. Pacini, Trustee (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the SEC on December 31, 2019)

10.13
Loan and Security Agreement dated December 19, 2019 between Pacific Mercantile Bank and the Registrant, Rich Uncles NNN LP, LLC, Rich Uncles NNN Operating Partnership, LP, Katana Merger Sub, LP, BrixInvest, LLC and Modiv, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the SEC on December 23, 2019)

24.2	Power of Attorney of Joe F. Hanauer (included on the signature page hereto)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Registration Statement on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on December 31, 2019.

RW HOLDINGS NNN REIT, INC.

/s/ Aaron S. Halfacre
Aaron S. Halfacre, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Joe F. Hanauer, whose signature appears below, hereby constitutes and appoints Aaron S. Halfacre, Raymond E. Wirta and Raymond J. Pacini, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign an and all amendments to this Registration Statement, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Date:	December 31, 2019	/s/ Aaron S. Halfacre
Aaron S. Halfacre, Chief Executive Officer, President and Director (Principal Executive Officer)

Date:	December 31, 2019	*
Raymond E. Wirta, Chairman of the Board and Director

Date:	December 31, 2019	/s/ Raymond J. Pacini
Raymond J. Pacini, Chief Financial Officer (Principal Financial Officer)

Date:	December 31, 2019	*
Sandra G. Sciutto, Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

Date:	December 31, 2019	/s/ Joe F. Hanauer
Joe F. Hanauer, Director

Date:	December 31, 2019	*
Adam S. Markman, Director

Date:	December 31, 2019	*
Curtis B. McWilliams, Director

Date:	December 31, 2019	*
Thomas H. Nolan, Jr., Director

Date:	December 31, 2019	*
Jeffrey Randolph, Director

/s/ Raymond J. Pacini
* By:
Raymond J. Pacini
Attorney-in-Fact, Pursuant to Power of Attorney dated May 23, 2019 filed as an exhibit to the Registration Statement on Form S-11 (File No. 333-231724) filed with the SEC on May 24, 2019